UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

APPROVAL OF THE PUBLIC OFFER OF PREFERRED SHARES OF BANCOLOMBIA S.A.
Medellín, Colombia, June 14, 2007
The Superintendency of Finance of Colombia (“Superintendency of Finance”) issued Resolution N° 0894 dated June 14, 2007, approving the public offering of 60 million of preferred shares of BANCOLOMBIA S.A. (“Bancolombia”). The preferred shares will be offered initially to the shareholders of record of Bancolombia as required by the preemptive rights contained in Bancolombia’s by-laws. The shareholders of record entitled to exercise the preemptive rights will be the registered holders of common and preferred shares in the shareholders’ book on the first minute of the day on which the announcement of the public offering is published.
Pursuant to section 1.8 of the terms of the issuance of the preferred shares previously approved by the Superintendency of Finance by means of Resolution 715 dated May 18, 2007, and in accordance with the authorization granted by the shareholders at the General Shareholders’ meeting held on March 1, 2007, the Board of Directors of Bancolombia set Ps 15,205 per share to be the subscription price of the preferred shares that will be offered to Bancolombia’s shareholders.
The subscription price is the average of the daily weighted average price of the preferred shares traded in the Colombian Stock Exchange (“Bolsa de Valores de Colombia”) over the last 100 trading days counted from January 17, 2007 until June 13, 2007, which was the term set by the Board of Directors.
Bancolombia expects to publish the announcement of the public offering of preferred shares on June 15, 2007.
The terms of the issuance of the preferred shares, the prospectus, and additional relevant information in connection with the offering can be found at:
http://www.grupobancolombia.com/relacionInversionistas/informacionEmpresarial/relacionInversionistas/emisionAcciones/index.asp?opcion=op1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 14, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance